BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. ("BRF" or "Company" - BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to CVM Instruction 358 of January 3, 2002, informs its shareholders and the market that it has entered into an Sale and Purchase Agreement (“Agreement”) with Globosuínos Agropecuária S.A. (“Globosuínos”) regarding the acquisition of the totality of quotas issued by a limited liability company to be incorporated by Globosuínos, which shall, on the closing date, be the sole owner of certain assets current owned by Globosuínos (“Assets”) (the “Acquisition”).

The Assets include a Piglets Production Facility (UPL) and 7,500 sows, and the Acquisition shall be concluded by the total amount of R$ 20.2 million, subject to the satisfaction of the conditions precedent set forth in the Agreement, including the prior review by the Administrative Council for Economic Defense - CADE.

The Assets are located in the City of Toledo, State of Paraná, same municipality where the Company operates one of its biggest hog processing industrial plant.

The Company states that the Acquisition above-mentioned shall not lead to withdrawal rights, due to the fact that its shares have liquidity and are dispersed, in accordance with article 256, §2º, and article 137, II, of law No. 6,404/76, and applicable regulatory standards.

São Paulo, April 8, 2016.

José Alexandre Carneiro Borges

Chief Financial and Investor Relations Officer